UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CARBON BLACK, INC.

(Name of Subject Company)

CALISTOGA MERGER CORP.

(Offeror)

(Names of Filing Persons)

VMWARE, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

14081R103

(CUSIP Number of Class of Securities)

Patrick Gelsinger

Chief Executive Officer

Calistoga Merger Corp.

VMware, Inc.

3401 Hillview Avenue

Palo Alto, CA

(650) 427-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Brandon C. Parris

Michael G. O’Bryan

Alexa Belonick

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105-2482

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,102,212,897	$254,789

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 74,931,471 shares of issued and outstanding common stock, par value $0.001 per share (the “Shares”), of Carbon Black, Inc., a Delaware corporation (“Carbon Black”), multiplied by the offer price of $26.00 per Share and (b) 7,396,477 Shares issuable pursuant to outstanding vested options to acquire Shares from Carbon Black with an exercise price less than the offer price of $26.00 per share, multiplied by $20.82, which is the offer price of $26.00 per Share less the weighted-average exercise price for such options of $5.18 per Share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2019, effective October 1, 2018, by multiplying the transaction value by 0.0001212.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Calistoga Merger Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of VMware, Inc., a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Carbon Black, Inc., a Delaware corporation (“Carbon Black”), at a price of $26.00 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2019 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached hereto as Exhibit (a)(1)(ii), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)    Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Carbon Black, Inc.

1100 Winter Street

Waltham, MA 02450

(617) 393-7400

(b)    Securities. The information set forth in the Offer to Purchase under “Introduction” and Section 6—“Price Range of Shares; Dividends” is incorporated herein by reference.

(c)    Trading Market and Price. The information set forth in the Offer to Purchase under Section 6—“Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c)    Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by Purchaser and Parent. The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 8—“Certain Information Concerning Purchaser and Parent” and Schedule I—“Information Relating to Purchaser and Parent” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)    Material Terms. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 1—“Terms of the Offer”

Section 2—“Acceptance for Payment and Payment for Shares”

Section 3—“Procedures for Accepting the Offer and Tendering Shares”

Section 4—“Withdrawal Rights”

Section 5—“Certain U.S. federal income tax Consequences”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Carbon Black”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Carbon Black”

Section 13—“Certain Effects of the Offer”

Section 15—“Conditions of the Offer”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)    Transactions. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 8—“Certain Information Concerning Purchaser and Parent”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Carbon Black”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Carbon Black”

(b)    Significant Corporate Events. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 8—“Certain Information Concerning Purchaser and Parent”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Carbon Black”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Carbon Black”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The information set forth in the Offer to Purchase under Section 12—“Purpose of the Offer; Plans for Carbon Black” is incorporated herein by reference:

(c)    Plans. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 10—“Background of the Offer; Past Contacts or Negotiations with Carbon Black”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Carbon Black”

Section 13—“Certain Effects of the Offer”

Section 14—“Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d)    Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and Section 9—“Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b)    Securities Ownership; Securities Transactions. The information set forth in the Offer to Purchase under Section 8—“Certain Information Concerning Purchaser and Parent” and Schedule I—“Information Relating to Purchaser and Parent” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 10—“Background of the Offer; Past Contacts or Negotiations with Carbon Black” and Section 17—“Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)    Financial Information. Not applicable.

(b)    Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference.

Summary Term Sheet

Section 8—“Certain Information Concerning Purchaser and Parent”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Carbon Black”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Carbon Black”

Section 13—“Certain Effects of the Offer”

Section 16—“Certain Legal Matters; Regulatory Approvals”

(c)    Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 6, 2019.

(a)(1)(B)*	Letter of Transmittal, dated September 6, 2019.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated September 6, 2019.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 6, 2019.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 6, 2019.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on September 6, 2019.

(a)(5)(A)	Press Release of VMware, Inc., dated August 22, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by VMware, Inc. on August 22, 2019).

(a)(5)(B)	Q&A, dated August 22, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(C)	Blog Post by VMware, Inc., dated August 22, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(D)	Blog Post by Dell Inc., dated August 22, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(E)	E-mails to employees, dated August 22, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(F)	Talking Points, distributed August 22, 2019 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(G)	Customer Presentation, dated August 22, 2019 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(H)	Earnings Conference Call Slides, dated August 22, 2019 ((incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(I)	Earnings Call Transcript, dated August 22, 2019 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(J)	Carbon Black Town Hall Meeting Talking Points (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(K)	Social Media Posts (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(L)	Internal Blog to Dell Sales Community by Dell dated August 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 26, 2019).

(a)(5)(M)	Customer Communication (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 28, 2019).

(a)(5)(N)	Transcript of VMworld Strategy Session with VMware, Carbon Black and Pivotal Executives, August 28, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 29, 2019).

(a)(5)(O)	Supplemental Slides from VMworld Strategy Session with VMware, Carbon Black and Pivotal Executives, August 28, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VMWare, Inc. on August 29, 2019).

Exhibit No.	Description

(a)(5)(P)	Transcript of Dell, Inc. Investor Call, August 29, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 30, 2019).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 22, 2019, by and among VMware, Inc., Calistoga Merger Corp. and Carbon Black, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by VMware, Inc. on August 22, 2019).

(d)(2)*	Confidentiality/Nondisclosure Agreement, dated July 23, 2019, by and between Carbon Black, Inc. and VMware, Inc.

(d)(3)	Form of Tender and Support Agreement, dated as of August 22, 2019, by and among VMware, Inc., Calistoga Merger Corp. and certain Carbon Black stockholders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by VMware, Inc. on August 22, 2019).

(d)(4)*	Exclusivity Agreement, dated as of August 12, 2019, by and among VMware, Inc. and Carbon Black, Inc.

(d)(5)*	Thomas Hansen Offer Letter.

(d)(6)*	Patrick Morley Offer Letter.

(d)(7)*	Ryan Polk Offer Letter.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CALISTOGA MERGER CORP.

By:	/s/ Craig Norris
	Name:	Craig Norris
	Title:	President and Secretary

VMWARE, INC.

By:	/s/ Craig Norris
	Name:	Craig Norris
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

Dated: September 6, 2019